VIA EDGAR

November 8, 2012

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Hospira, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011, Filed February 14, 2012 (“2011 Form 10-K”);
Form 10-Q for the Quarterly Period Ended June 30, 2012, Filed August 1, 2012 (“Second Quarter Form 10-Q”);
Form 8-K Dated August 1, 2012, Filed August 1, 2012;
File No. 001-31946

Dear Mr. Rosenberg:

This letter responds to the Staff’s comment letter dated October 11, 2012 addressed to the undersigned regarding the above-referenced filings.  Set forth below are the responses of Hospira, Inc. (“Hospira” or “Company”) to the Staff’s comments.  Numbered responses below correspond to the numbering in the Staff’s letter.

Form 10-Q for the Quarterly Period Ended June 30, 2012
Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”)

Certain Quality and Product Related Matters, page 21

1.                                      We note your response to prior comment 5. Please do the following in your next quarterly report:

•                  disclose the average production capacity the Rocky Mount facility has operated at during the three and nine month periods ended September 30, 2012.  This information is material to assessing the ongoing impact the FDA’s Warning Letter and the impact of your remediation efforts to date on your operations; and

•                  summarize your remediation process and each issue you have encountered that is material to your business and/or results of operations. This disclosure appears to be necessary to provide your investors with information that is material to an understanding of this event and allow them to assess the potential current and future impact on your business and results of operations. Further, if the FDA deems your efforts to be insufficient or inadequate to resolve its concerns, you should disclose this fact in your future filings and describe the adjustments you intend to make to your efforts in order to improve them.

Response:

Request for Disclosure Related to Average Production Capacity at the Rocky Mount Facility.  The Company believes that disclosure of the average production capacity at Rocky Mount is not required in MD&A since: i) the impact of the Warning Letter and related remediation activities is already disclosed in the Company’s periodic filings, and ii) the average production capacity at Rocky Mount is not the most meaningful metric to assess the impact of the remediation efforts on the Company’s operations.

The Company has already disclosed the impact of the Warning Letter and remediation activities on the Company’s operations.  Please see the following sections in the MD&A section of the Company’s Second Quarter Form 10-Q:

•                  Certain Quality and Product Related Matters discussion — where the Company discloses that the remediation activities “have and may continue to cause slowdowns in production and product releases . . .and costs associated with reduced production volume, and extended production downtime”;

•                  Net Sales discussion — “net sales in all segments were adversely impacted by Hospira’s inability to timely ship certain products to the market and to gain regulatory approval for certain new products due to the ongoing quality remediation efforts”;

•                  Net Sales discussion in the Americas segment — referring to “supply constraints for certain products related to quality remediation efforts”; and

•                  Gross Profit discussion — referring to “charges associated with continuous improvement and certain quality and product related matters, higher manufacturing spending related to strengthening quality, compliance and production processes, other manufacturing inefficiencies as well as higher inventory loss due to non-conformance with specifications and quality standards, excess and obsolescence.”

Further, the Company itemizes various charges related to the Warning Letter that were reported in Cost of Products Sold for the relevant periods in its periodic reports, and further breaks down the costs into the following sub-categories:  third-party oversight and consulting, inventory charges and other charges, such as extended production downtime related costs and failure to supply penalties.  In the Company’s Form 10-Q for the quarterly period ended September 30, 2012, the Company included the following table that itemized these remediation charges:

	Certain Quality and Product Related Matters
	Three Months Ended September 30,		Nine Months Ended September 30,
(dollars in millions)	2012	2011	2012	2011
Warning Letters Related
Third-party oversight and consulting	$22.4	$0.7	$64.5	$0.7
Other charges (extended production downtime related costs and failure to supply penalties)	11.7	9.6	37.2	9.6
Inventory charges	0.7	14.0	19.3	14.0
Device Product Related
Third party consulting (product review and remediation activities)	4.6	2.6	10.1	2.6
Corrective action charges	50.4	23.8	72.6	23.8
Other charges (asset impairments)	8.2	—	8.2	—
Total Charges	$98.0	$50.7	$211.9	$50.7

The Company believes that these disclosures, including the remediation charges outlined above, and their associated trends, are a more meaningful indicator of the impact of the Warning Letter and related remediation activities on the Company’s operations.

The Company also believes that disclosure of the average production capacity at Rocky Mount is not the best indicator of the impact of the Warning Letter on the Company’s operations, since production capacity is impacted by a variety of factors in addition to the Warning Letter and remediation activities, including customer demand, product mix, production levels at other facilities, and ongoing regular or routine maintenance activities or modernization activities that are not directly related to the Warning Letter or remediation activities.  This metric would not promote comparability from period to period as to the ongoing impact of the Warning Letter because of the multiple factors that influence average production capacity that are unrelated to the Warning Letter, nor does this metric promote comparability to other Company facilities (at which approximately 75% of the Company’s net sales are derived).  For the foregoing reasons, the Company believes that its previous disclosures are appropriate and complete, and that the additional disclosure requested by the Staff constitutes duplicative and unnecessary information that is not required in the context of the Company’s MD&A disclosures.  See the SEC’s Interpretive Release No. 33-8350, where the SEC states that “the effectiveness of MD&A decreases with the accumulation of unnecessary detail or duplicative or uninformative disclosure that obscures material information.”

Request for a Summary of the Remediation Process, and Each Material Issue. The Company believes that its previous disclosures related to the remediation process have been adequate and complete.  In that regard, in its 2011 Form 10-K and subsequent Forms 10-Q, the Company disclosed that it has implemented a comprehensive remediation plan to respond to the Warning Letter, which has involved i) obtaining the assistance of third party experts to help address the FDA’s concerns, ii) implementing significant management changes at the Rocky Mount facility, and iii) commencing modernization of certain operations, such as installing automated visual inspection equipment.  The Company believes that a more detailed summary of its remediation process, particularly given the highly technical and evolving nature of such process, is not appropriate in the context of MD&A disclosure.  However, in response to the SEC’s comment, the Company confirms that beginning with the annual report on Form 10-K for the year ending December 31, 2012, the Company will include in MD&A a summary of the Company’s remediation process, similar to the following (subject to update at the time of filing):

Hospira has implemented a comprehensive remediation plan to address the items raised in the 2010 Warning Letter and subsequent Form 483s issued at Clayton and Rocky Mount.  The remediation plan involves commitments by Hospira to enhance its facilities, employees, quality processes and procedures, and technology. Specific to Rocky Mount, under the remediation plan, Hospira is investing in capital improvements and facility modifications, including modernization of production lines, improvements to aseptic and sterile process flow, a new quality control laboratory and the installation of additional automated visual inspection equipment.  Hospira is also implementing information technology solutions to enhance its quality processes, including training and electronic batch record systems.   Hospira has engaged third party experts to assist with the remediation activities and deployed new site leadership, and is hiring additional permanent employees in the manufacturing operations and quality organizations.

With respect to the Staff’s comment requesting a summary of each issue encountered during the remediation process that is material to the Company’s operations, the Company believes, as was outlined in the September 13 letter to the Staff, that unforeseen issues and challenges are an undeniable and natural consequence of the Company’s remediation activities.  The Company believes that each issue encountered during the course of the remediation at Rocky Mount has been manageable and not material to the Company’s results of operations.  While the Company does not believe a detailed account of each issue uncovered during the remediation process promotes greater understanding of the Company’s remediation progress, or overall financial condition or operating performance, the Company confirms that in future periodic filings, it will summarize any issue that the Company determines material to the Company’s business or results of operations. In addition, the Company confirms that in future periodic filings, if the FDA takes further action which demonstrates its belief that the Company’s efforts in responding to the Warning Letter are insufficient or inadequate, the Company will disclose the FDA’s actions in that regard, and will further describe the Company’s response.

The Company acknowledges that:

•                                          it is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                                          it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, feel free to contact Brian Smith, Senior Vice President, General Counsel, at 224-212-2851 or the undersigned at 224-212-2941.

Sincerely,

/s/ Thomas E. Werner
Thomas E. Werner
Senior Vice President, Finance and Chief Financial Officer

cc:           Scott Foley, Staff Attorney

Jennifer Riegel, Senior Staff Attorney